UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 16, 2022

PROVIDENT ACQUISITION CORP.
(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-39860	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Unit 11C/D, Kimley Commercial Building
142 – 146 Queen’s Road Central
Hong Kong	00000
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: + 852 2467 0338

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PAQC	Nasdaq Capital Market
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PAQCW	Nasdaq Capital Market
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	PAQCU	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

First Amendment to Business Combination Agreement

As previously disclosed in a Current Report on Form 8-K filed by Provident Acquisition Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Provident”) with the Securities and Exchange Commission (the “SEC”), on March 3, 2022, Provident entered into an Agreement and Plan of Merger (the “Business Combination Agreement”) with Perfect Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands (“Perfect”), Beauty Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Perfect (“Merger Sub 1”) and Fashion Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of Perfect (“Merger Sub 2”), pursuant to which, among other transactions, on the terms and subject to the conditions set forth therein, Merger Sub 1 will merge with and into Provident, with Provident surviving as a wholly-owned subsidiary of Perfect, and immediately after the consummation of the foregoing transaction, Provident will merge with and into Merger Sub 2 (the “Business Combination”).

On September 16, 2022, Provident entered into the First Amendment to Agreement and Plan of Merger (the “First Amendment”) with Perfect, Merger Sub and Merger Sub 2, reflecting changes to add the New York Stock Exchange as a potential listing exchange of Perfect upon consummation of the Business Combination, in addition to The Nasdaq Stock Market.

The foregoing description of the First Amendment is qualified in all respects by reference to the full text of the First Amendment, a copy of which is attached as Exhibit 2.1 hereto and the terms of which are incorporated by reference herein.

First Amendment to Sponsor Letter Agreement

As previously disclosed in the Current Report on Form 8-K filed by Provident on March 3, 2022, concurrently with the execution of the Business Combination Agreement, Perfect, Provident and Provident Acquisition Holdings Ltd. (the “Sponsor”) entered into a letter agreement, pursuant to which Sponsor agreed to, among other things, (i) attend the extraordinary general meeting of Provident to establish a quorum for the purpose of approving the Business Combination, and (ii) vote the Class B ordinary shares and any other securities of Provident acquired by Sponsor in favor of approving the Business Combination.

On September 16, 2022, Provident entered into the First Amendment to Sponsor Letter Agreement with Perfect and the Sponsor, reflecting changes to add the New York Stock Exchange as a potential listing exchange of Perfect, in addition to The Nasdaq Stock Market.

The foregoing description of the First Amendment to Sponsor Letter Agreement is qualified in all respects by reference to the full text of the First Amendment to Sponsor Letter Agreement, a copy of which is attached as Exhibit 10.1 hereto and the terms of which are incorporated by reference herein.

Forward-Looking Statements

This current report on Form 8-K (this “Current Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended that are based on beliefs and assumptions and on information currently available to Provident and Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the capability of Perfect’s technology and Perfect’s business plans are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward- looking statements. Although each of Provident and Perfect believes that it has a reasonable basis for each forward-looking statement contained in this Current Report, each of Provident and Perfect cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the registration statement relating to the proposed transaction (the “Registration Statement”), and other documents filed by Perfect or Provident from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Provident nor Perfect can assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from Provident’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by Provident’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement, as amended, and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2021 of Provident and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Provident nor Perfect presently knows or that Provident and Perfect currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Provident, Perfect, their respective directors, officers or employees or any other person that Provident and Perfect will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report represent the views of Provident and Perfect as of the date of this Current Report. Subsequent events and developments may cause those views to change. However, while Provident and Perfect may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Provident or Perfect as of any date subsequent to the date of this Current Report.

Additional Information and Where to Find It

Shareholders of Provident and other interested persons are encouraged to read, the preliminary proxy statement/prospectus included in the Registration Statement as well as other documents to be filed with the SEC because these documents contain or will contain important information about Provident, Perfect and the proposed transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of Provident as of a record date to be established for voting on the proposed transaction. Before making any voting or investment decision, investors and shareholders of Provident are urged to carefully read the entire Registration Statement and, when they become available, the definitive proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed Business Combination. The documents filed by Provident and Perfect with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Provident and its directors and executive officers may be deemed participants in the solicitation of proxies from Provident’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Provident will be included in the definitive proxy statement/prospectus for the Business Combination when available at www.sec.gov. Information about Provident’s directors and executive officers and their ownership of Provident’s shares is set forth in the Registration Statement. Other information regarding the interests of the participants in the proxy solicitation will be included in the definitive proxy statement/prospectus pertaining to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Perfect and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Provident in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the definitive proxy statement/prospectus for the Business Combination when available.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d)  Exhibits

Exhibit No.	Description
2.1	First Amendment to Business Combination Agreement

10.1	First Amendment to Sponsor Letter Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 16, 2022

PROVIDENT ACQUISITION CORP.

By:	/s/ Michael Aw
Michael Aw
Chief Executive Officer

[Signature Page to Form 8-K]

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